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Different sizes.

SBC

$77 billion
market capitalization

AT&T

$15 billion
market capitalization

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Different services.

+ Local phone service
+ DSL broadband Internet service
+ Cingular Wireless
+ DISH Network satellite TV

+ Internet hosting, storage and IT services
+ Voice over Internet Protocol (VoIP)
+ Virtual Private Networks (VPN)
+ Network security

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SBC
Two companies coming together to
create one strong global competitor.
AT&T

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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

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Different companies.

Better together.

Different sizes.

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$77 billion market capitalization	$15 billion market capitalization

Different territories

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SBC has a regional focus.	AT&T has a national and international focus.

+ Operates a local voice and broadband network in California, Nevada, Texas, Oklahoma, Kansas, Arkansas, Missouri, Michigan, Ohio, Illinois, Indiana, Wisconsin and Connecticut.	+ Operates the world’s most advanced communications network. + Connects virtually every country and territory in the world.

Different customers.

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SBC primarily competes for residential and small business customers.	AT& T primarily competes for large business and government customers.

Different services.

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SBC offers a wide variety of the latest communication services.	AT&T offers IP-based voice, video and data services.

+ Local phone service	+ Internet hosting, storage and IT services
+ DSL broadband Internet service	+ Voice over Internet Protocol (VoIP)
+ Cingular Wireless	+ Virtual Private Networks (VPN)
+ DISH Network satellite TV	+ Network security

So what happens when SBC and AT&T merge?

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Two American companies will come together to create one strong global competitor.

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A combined SBC and AT&T will offer consumers stability in a fast-paced, modern communications industry.

AT&T Labs quick facts

5,600 active and pending patents

Currently averaging two patents per day

Invented fiber optics, UNIX, communications satellite, laser, cell phones, HDTV

Research leader in VoIP, WiMax and Network Security

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The creativity of AT&T Labs combined with the financial strength of SBC will yield new technologies and exciting services.

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The advanced network services AT&T offers the Fortune 1000 can be made available to SBC’s small business customers, helping them become more competitive.

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AT&T’s advanced research in network security and virus/worm protection can be applied to SBC’s base of residential and small business customers.

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[LOGO]	Two companies coming together to create one strong global competitor.	[LOGO]

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.